Exhibit 99.1

Canaan Inc. Announces Resignation of Chief Financial Officer

Beijing, China, February 9, 2021 (GLOBENEWSWIRE) – Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that Mr. Quanfu Hong has resigned from the Chief Financial Officer position, effective February 9, 2021, for personal reasons. Mr. Tong He will become acting Chief Financial Officer immediately.

Mr. He has been the Company’ Director of Finance since July 2020 and has extensive experience in finance and accounting. Prior to joining the Company, Mr. He served as Chief Financial Officer and assistant to the general manager at Diankeyun (Beijing) Technology Co., Ltd, deputy chief financial officer at IReader Technology Co Ltd. (SHSE: 603533), and Head of Business Unit Finance at Lenovo Group Limited (HKSE: 0992). Mr. He obtained a master degree in commerce finance in Australia.

”Mr. Nangeng Zhang, Chairman and Chief Executive of Canaan, commented “Speaking on behalf of the Company and the board, I would like to thank Mr. Hong for his valuable service and contributions to the Company. We wish him the best for his future endeavors. I would also like to thank Mr. He for accepting the acting CFO role and continuing to provide us with his managerial knowhow. With his demonstrated expertise in accounting and finance, Mr. He should be able to ensure a smooth transition and move our operations continuously forward.”

About Canaan Inc.

Established in 2013, Canaan Inc. provides high-performance computing solutions to efficiently solve complex problems. In 2016, Canaan successfully initiated the production of its first 16nm chip and passed the test to receive China’s national high-tech enterprise certification. In 2018, Canaan achieved major technological breakthroughs to launch the K210, the world’s first-ever RISC-V-based edge artificial intelligence (AI) chip, which is now widely used for access control in situations such as smart door locks and more. Canaan Inc. is currently focused on the research and development of advanced technology, including such areas as AI chips, AI algorithms, AI architectures, system on a chip (SoC) integration and chip integration. Using the AI chip as its base, Canaan Inc. has established an intellectual value chain. Canaan Inc. also provides a suite of AI service solutions and is able to tailor these solutions to the needs of its partners. For more information, please visit: investor.canaan-creative.com.

Safe Harbor Statement

This announcement contains forward–looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward–looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward–looking statements. Canaan Inc. may also make written or oral forward–looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20–F and 6–K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward–looking statements. Forward–looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward–looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies, fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F–1, as amended, and its annual reports on Form 20–F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward–looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR Inc.

Jack Wang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com